SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tangoe, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number)

Marlin Management Company, LLC Attention: Robert Kunold, Jr. 338 Pier Avenue Hermosa Beach, CA 90254 (310) 364-0100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON 4M Strategic Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,001,426 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,001,426 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,001,426 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87582Y108	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Marlin Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,001,426 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,001,426 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,001,426 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87582Y108	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON David Michael McGovern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,001,426 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,001,426 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,001,426 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 87582Y108	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Tangoe, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 35 Executive Blvd., Orange, Connecticut 06477.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

4M Strategic Investments, LLC, a Delaware limited liability company, (“4M Strategic”), Marlin Management Company, LLC, a Delaware limited liability company, (the “Investment Manager”) as manager of 4M Strategic, and David Michael McGovern, a United States citizen (“Mr. McGovern,” together with 4M Strategic and the Investment Manager, the “Reporting Persons”) as manager of the Investment Manager.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)	The address of the business office of each of the Reporting Persons is 338 Pier Avenue Hermosa Beach, CA 90254.

(c)	The principal business of 4M Strategic is investing in securities and related instruments. The principal business of the Investment Manager is the performance of investment management and advisory services. The principal business of Mr. McGovern is to serve as manager of the Investment Manager.

(d) & (e)	During the last five years, no Reporting Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	4M Strategic and the Investment Manager are limited liability companies organized under the laws of the State of Delaware. Mr. McGovern is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock were purchased by 4M Strategic with working capital and/or funds from a working line of credit with Bank of Montreal. The Reporting Persons used approximately $22,552,091 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

CUSIP No. 87582Y108	SCHEDULE 13D	Page 6 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes because they believed that the shares of Common Stock reported herein, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the “Board”), other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer. The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve extraordinary matters relating to the Issuer. Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number of shares of Common Stock to which this Schedule 13D relates is 3,001,426 shares of Common Stock, constituting approximately 7.6% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 39,430,820 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the SEC on November 9, 2015.

(b)	Each of the Reporting Persons may be deemed to have the shared power to vote or to direct the vote or to dispose or to direct the disposition of 3,001,426 shares of Common Stock.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 87582Y108	SCHEDULE 13D	Page 7 of 9 Pages

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 87582Y108	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2016

4M STRATEGIC INVESTMENTS, LLC

By:	Marlin Management Company, LLC, as manager

By:	/s/ David Michael McGovern
Name: David Michael McGovern
Title: Manager

MARLIN MANAGEMENT COMPANY, LLC

By:	/s/ David Michael McGovern
Name: David Michael McGovern
Title: Manager

/s/ David Michael McGovern
David Michael McGovern

CUSIP No. 87582Y108	SCHEDULE 13D	Page 9 of 9 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/08/2016	500,000	6.77
03/09/2016	25,887	7.01
03/10/2016	37,338	7.04
03/11/2016	11,733	7.38
03/14/2016	21,870	7.64
03/15/2016	131,073	7.61
03/16/2016	45,700	7.53
03/17/2016	165,145	7.47
03/18/2016	159,392	7.63